Filed by Algoma Steel Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Interview with CBC: July 6, 2021

Transcript: Michael McQuade on CBC Radio – Morning North

Host: Jonathan Pinto

CBC: Ottawa says that they will invest up to $420 million dollars to help a company transition to greener technology. MIchael McQuade is the CEO of Algoma Steel and he’s on the line. Good morning.

Mike: Good morning Jonathan, how are you today?

CBC: I'm doing well thanks for joining us today. How are you feeling about yesterday's announcement?

Mike: It is the end of a lot of work but just another step in the process. It was rewarding to have the federal government join us yesterday in front of our employees and the press. We are excited to take another major step forward. Feeling ready to move along.

CBC: How did you secure this funding?

Mike: We have been talking with the federal government for quite some time and realizing that we aligned very much with their priorities, particularly addressing climate change. It just aligned with their priorities and where I see a steel company needs to go.

CBC: What will this money allow you to do?

Mike: The project to convert our steelmaking methodology to the much greener steel process, Electric Arc Technology, is estimated to be a $700 million investment. $420 million secured to be able to finance that is a major step towards making that conversion a reality.

CBC: Now would you have done this conversion even without the federal government’s money?

Mike: Well obviously a much more difficult road to go there raising $700 million. We did release that we are planning on returning to the public markets and there will be an influx of cash that will actually compliment the federal funding. But, certainly it would have been far more difficult without the federal support to make that conversion.

CBC: How are you thinking about, or planning this conversion?

Mike: Well electric arc conversion in technology in North America now represents 70% of how steel is made in the US as an example, it is all around the globe. It certainly is not new, it is proven technology. It has likely been contemplated for some period of time at many mills, Algoma included. But for me having joined Algoma 2 and a half years ago it really moved to the forefront for me shortly after I started my time here.

CBC: How significant will the emissions reduction be?

Mike: Very significant. If you heard in the announcement an estimated 3 million tonnes of CO2 that was portrayed as between 900 thousand and 1 million cars a year coming off the road. We’ve also used the comparison that it is equivalent to a coal powered power plant. So, it is very significant. It does represent 11% of what the government is targeting for 2030 under the Paris Agreement and 100% of the province of Ontario is looking to achieve by 2030.

CBC: Now I understand that there will be construction jobs around 500 that will be created as part of this project. But, what will this mean for the workers? Will there be job losses as the plan is to become more efficient? What are the numbers looking like on that end?

Mike: So we have not extended around construction and conversion as we move to Electric Arc. With significant retirements that will occur over that period of time. So we will obviously work with our union locals on those issues. The way I look at it is securing a significant number of good paying jobs as the EAF business model is more sustainable across the business cycle and the fact that the price of carbon is only going to increase, which will make the cost of upgrading more difficult and challenging to be financially viable. I would make the preservation of jobs and ensuring that steelmaking will occur here in Sault Ste. Marie for decades to come. And in fact that the configuration that we are using in respect to Electric Arc is actually going to increase production capability. We currently have the ability to produce approximately 2.8 million tonnes of liquid steel and the electric arc furnace operating at capacity will be approximately 7 million tonnes of liquid steel so there is opportunity to grow the business.

CBC: So what you’re saying is that there may be some job loss just in terms of people retiring and not being replaced?

Mike: Yes. Again, it is very much sensitive to the time, how fast we construct, how quickly we convert over to the electric arc technology and all the while we have a significant number of employees who are eligible to retire. We thank them very much obviously and making sure that this conversion ensures that Algoma Steel will be there and available to pay their pension and their benefits and help them enjoy a long and healthy retirement. We see this as good news for the employees.

CBC: What is the timeline of this conversion?

Mike: So an extended timeline for engineering and construction will be approximately 30 months. We’ve got four years to draw down so somewhere between a 30 and 48 month timeline to complete the construction. Then there will be a commissioning phase. There’s an interim phase where we continue to use our coal-based operations at a much reduced operating level. The target here that we are talking is no later than between 2029 and 2030 for the full conversion. But, the opportunity for significant step change ranges between 2 and a half to 4 years.

CBC: Well Michael McQuade, we seem to be losing your phone line here. We will have to leave it there. Thank you so much for your time.

Mike: Thank you so much John and have a good day.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.